Exhibit 99.1
PROPOSED APPOINTMENT OF MEDIARING NOMINEES TO THE
BOARD OF DIRECTORS OF PACIFIC INTERNET LIMITED (“PACNET”)
MediaRing Ltd (“MediaRing”) is pleased to announce that the Board of Directors of PacNet (the “PacNet Board”) has approved the appointment of Mr. Koh Boon Hwee to the PacNet Board, subject to the approval of the Info-Communications Development Authority of Singapore (“IDA”). PacNet has submitted its application in relation to Mr. Koh’s proposed appointment for the IDA’s approval.
MediaRing has been informed by PacNet that in its decision to approve the appointment of Mr. Koh Boon Hwee, PacNet Board took into consideration the following points shared by Mr. Koh with PacNet Nominating Committee: (a) MediaRing recognises that given the present circumstances and shareholding structure of PacNet, a full integration of both companies at the present time is not possible, and that both companies need to pursue independent strategies; (b) any collaboration between the two companies must be discussed by the respective managements and should be on a voluntary arms-length basis; (c) MediaRing’s preference is that there be a majority of independent directors on the PacNet Board. In particular, based on the current shareholding structure, MediaRing would prefer that each major shareholder be limited to one representative and the management to have one representative, so that only four independent directors are required to form the majority on the PacNet Board; and (d) Mr. Koh is aware and understands his fiduciary duties as a director of PacNet and the need for the implementation of certain procedures to safeguard against the risk of any use of information to the detriment of PacNet.
PacNet Board has also informed MediaRing that it has not been able to approve the appointment of Mr. Khaw Kheng Joo as PacNet Board has concerns with Mr. Khaw being the full time Chief Executive Officer of MediaRing. MediaRing recognises good corporate governance and respects the decision of PacNet Board in this regard and has on 13 September 2006 nominated Mr. Walter J. Sousa, the Chairman of MediaRing, in place of Mr. Khaw Kheng Joo.

By Order of the Board
MediaRing Ltd
Khaw Kheng Joo
Director & CEO
20 September 2006